Overland Storage, Inc.

4820 Overland Avenue

San Diego, California 92123

(858) 571-5555

May 19, 2010

Via EDGAR and FACSIMILE (713) 813-6981

Barbara C. Jacobs, Esq.

Mark P. Shuman, Esq.

Evan S. Jacobson, Esq.

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-4561

Re:	Request for Effectiveness of Registration Statement
on Form S-3 (File No. 333-165661)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Overland Storage, Inc. hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 3:00 p.m., Eastern Daylight Time, on May 19, 2010, or as soon as practicable thereafter. Please send a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement to our counsel, O’Melveny & Myers LLP, Attention: Paul L. Sieben, Esq., facsimile at (650) 473-2601; and Attention: Todd A. Hamblet, Esq., facsimile at (415) 984-8701. Mr. Sieben’s direct line is (650) 473-2613, and Mr. Hamblet’s direct line is (415) 984-8823.

We confirm that we are aware of our responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the registration of the securities specified in the above-referenced Registration Statement. We acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your cooperation in this matter.

Very truly yours,

OVERLAND STORAGE, INC.

By:	/s/ Eric L. Kelly
Eric L. Kelly
President and Chief Executive Officer